Mail Stop 6010								August 23, 2005

Keith Butler
Chief Financial Officer
Synbiotics Corporation
11011 Via Frontera
San Diego, California 92127

Re:	Synbiotics Corporation
    PRER14A filed August 1, 2005
	Schedule 13E-3/A filed August 1, 2005
    File No. 0-11303

Dear Mr. Butler:

      We have reviewed the filings listed above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Schedule 14A

General
1. It does not appear that the revised disclosure includes the information required by 1014 of Regulation M-A and its instructions, as it relates to the fairness determination of the Affiliates. For example, your proxy statement should address the procedural and substantive factors that the Affiliates considered in determining the fairness of the transaction. Also, we remind you that where a transaction will affect different subsets of unaffiliated shareholders differently, Rule 13e-3 requires a separate analysis as to fairness for each. In this regard, a determination should be made as to whether the transaction is fair to those unaffiliated shareholders who will be cashed out as well, as well as those who will remain as security holders of Synbiotics. To the extent that the
Affiliates did not individually analyze the fairness of this transaction, each may expressly adopt the analysis and conclusion of another filing person. Please revise your disclosure accordingly.

Summary Term Sheet, page 2
2. See comment 1 above. You should also revise your "Summary Term Sheet" to disclose the Affiliates` determination as to fairness of the unaffiliated security holders that will be cashed out and those that will remain security holders.
3. We refer you to prior comment 9 in our letter dated July 6, 2005.
Although we understand that you disclose on pages 3 and 8 that the board believes that the cash-out price adequately reflects the board`s consideration of the costs and benefits of the transaction, it remains unclear how the board determined the cash-out price.
In
this regard, describe the analysis that the board performed to determine the 86% premium over the closing price on April 18, 2005.
To the extent that the costs and benefits of the transaction impacted the cash-out price, explain how you quantified the relevant costs and benefits to determine a premium over the market price of your common stock. Also, expand your disclosure to explain whether the board`s expectation that the company will increase in value and other future prospects factored in to the proposed cash-out price. If not, explain why the board believes that the consideration to paid to cashed-out security holders is fair despite the fact that future prospects were not evaluated.
4. You have provided tandy language only with respect to the company.
Please provide the language for all filing persons.

Form 10-K
Notes to Consolidated Financial Statements
Goodwill and Other Intangible Assets, pg. 24
5. Please refer to your response to comment 55 from our original comment letter. It appears to us that you relied upon your "independent investment advisor" as an expert. Please either remove the reference to your "independent investment advisor" or include within your filing, the name of the "independent investment advisor"
and provide a consent. As the Form 10-K will be incorporated by reference into the Form S-8 filed on October 15, 2004, Rule 436(b) of
Regulation C requires a consent to be provided
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and
provides
any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
*****

You may contact Kevin Woody at (202) 551-3629 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Zafar Hasan at (202) 551-3653, or me at (202) 551-
3678
with any other questions.

  Sincerely,




									Jeffrey Riedler
									Assistant Director
cc:	Hayden Trubitt
	Heller Ehrman
4350 La Jolla Village Drive
7th Floor
San Diego, CA 92122-1246
??

??

??

??




3